EXHIBIT 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company
Hydrogenics Corporation (“Hydrogenics”) 220 Admiral Boulevard Mississauga, Ontario L5T 2N6

Item 2	Date of Material Change
December 16, 2015.
Item 3	News Release
A news release was issued by Hydrogenics and disseminated via GlobeNewswire on December 16, 2015, and posted on Hydrogenics’ website at www.hydrogenics.com. A copy of the news release is attached as Schedule “A”.
Item 4	Summary of Material Change
On December 16, 2015, Hydrogenics announced the closing of an underwritten public offering to investors in the United States of 2,448,385 common shares (the “Offering”), which included 319,354 common shares offered pursuant to an over-allotment option (which was exercised in full), at a price of US$7.75 per share, resulting in gross proceeds of $17,883,922 after deducting the underwriter discount and commissions and before offering expenses.

Item 5	Full Description of Material Change
On December 16, 2015, Hydrogenics announced the closing of an underwritten public offering of common shares. Craig-Hallum Capital Group LLC (“Craig-Hallum”) acted as sole book-running manager and Roth Capital Partners, LLC (together with Craig-Hallum, the “Underwriters”) acted as the co-manager for the Offering. Pursuant to an underwriting agreement between Hydrogenics and Craig-Hallum, as representative of the Underwriters, dated December 11, 2015, Hydrogenics offered 2,448,385 common shares, which included 319,354 common shares offered pursuant to an option granted to the Underwriters to cover overallotments in connection with the Offering (which was exercised in full), for US$7.75 per share, resulting in gross proceeds of US$17,883,922 after deducting the underwriter discount and commissions and before offering expenses. Hydrogenics intends to use the net proceeds it received from the Offering primarily for general corporate purposes, including to support any negative cash flows from operating activities.
The common shares were offered by Hydrogenics pursuant to a registration statement on Form F-10 previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (“SEC”) and the related short form base shelf prospectus dated April 8, 2014 previously filed with the SEC and the securities regulatory authorities in each of the provinces of Canada except Quebec. A prospectus supplement relating to the Offering was filed with the SEC.

The common shares in the Offering were not qualified for sale under the securities laws of Canada or any province or territory of Canada and were not offered for sale in Canada or to any resident of Canada.
Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7	Omitted Information
No information required to be disclosed in this report has been omitted on the basis that it is confidential information.
Item 8	Executive Officer
For further information, contact:
Robert Motz, Chief Financial Officer
Hydrogenics Corporation 220 Admiral Boulevard Mississauga, Ontario L5T 2N6

Telephone: (905) 361-3660 Fax: (905) 361-3626

Item 9	Date of Report
December 21, 2015.

Schedule A – News Release

[Please see attached]

Hydrogenics Announces Closing of Underwritten Public Offering and Full Exercise of Over-Allotment Option

MISSISSAUGA, Ontario, Dec. 16, 2015 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (the "Company") today announced that it has successfully completed its previously announced underwritten public offering of 2,448,385 common shares (the "Offering") at a price of $7.75 per share, which includes 319,354 common shares issued pursuant to the over-allotment option granted to the underwriters, which was exercised in full. After deducting the underwriter discount and commissions, the Company received proceeds before expenses of $17,883,922.

The Company intends to use its net proceeds from the Offering primarily for general corporate purposes, including to support any negative cash flows from operating activities.

Craig-Hallum Capital Group LLC acted as sole book-running manager for the Offering.  Roth Capital Partners acted as co-manager for the Offering.

The Offering was conducted pursuant to the Company's effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the "SEC"). The offering was made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus may be obtained from Craig-Hallum Capital Group, 222 South Ninth Street, Suite 350, Minneapolis, MN 55402, telephone 612-334-6300, email: prospectus@chlm.com. Electronic copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge on the SEC’s website at www.sec.gov.

The common shares in the Offering are not qualified for sale under the securities laws of Canada or any province or territory of Canada and are not being offered for sale in Canada or to any resident of Canada. The Company relied on the exemption set forth in Section 602.1 of the Company Manual of the TSX which exemption provides that the TSX will not apply certain of its standards to eligible interlisted issuers.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centres in Russia, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related  infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

Investor Contacts:
Bob Motz, Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com